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April 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: David Orlic

Re:	Angel Oak Financial Strategies Income Term Trust (the "Fund") (File Nos. 333-225967 and 811-
23358) – Preliminary Proxy Statement Filing

Dear Mr. Orlic:

This letter responds to comments you conveyed via telephone on February 20, 2020, to Brooke Clark and me in connection with the Securities and Exchange Commission ("SEC") staff's review of the preliminary proxy statement and related materials on Schedule 14A (the "Proxy Statement") that were filed by the Fund on February 11, 2020. Capitalized terms not defined herein have the definitions provided to them in the Proxy Statement.

General

1.Comment: Please provide the information required by Item 14 of Schedule 14A, demonstrate how this information has been provided or advise why the Fund believes this information is not required. See Note A to Schedule 14A.

Response: Pursuant to the instructions to Item 14 of Schedule 14A, information required by Form N-14 should be furnished instead of information required by Item 14 of Schedule 14A. Each applicable Item of Form N-14 is discussed below. However, in summary, the Fund believes the information required by Form N-14 that is material to Fund shareholders' consideration of Proposal 1 has been provided in the Proxy Statement or the Fund has revised the Proxy Statement to provide such information. The Fund believes that certain information referenced in Form N- 14, such as the Acquired Fund's investment objective and policies, redemption procedures, principal risk factors and fees and expenses and the Fund's investment objective and policies and principal risk factors, is not material to Fund shareholders' consideration of Proposal 1. Therefore, the Fund believes such information should not be required. The Fund notes that shareholders being solicited in connection with the Proxy Statement are already shareholders of the Fund and have/will receive information about the Fund as required under the federal securities laws (i.e., the Fund's prospectus or shareholder reports). The Fund believes that the effect of the Reorganization on the Fund and Fund shareholders, including pro forma information, could be deemed to be material to Fund shareholders' consideration of Proposal 1, and, accordingly, the Fund has provided such information.

The Fund believes that the information required by Items 1, 2, 3(a), 4(a)(1)-(4), 4(b), 5(e)-(f), 6(b), 7(a), 8, 9, 10, 11, and 13, as applicable, has been provided in the Proxy Statement. With respect to the other items under Form N-14, the Fund has provided the following responses.

∙Item 3(b): The Fund believes a comparison of the Fund's investment objectives and policies, distribution procedures and any other significant considerations with those of the Acquired Fund is not material to Fund shareholders' consideration of Proposal 1 because the investment objectives, principal investment strategies and principal risks of the Combined Fund will be the same as those of the Fund, as disclosed in the Proxy Statement. The Fund notes that it did not provide information about its distribution policy and, as a result, it has revised the disclosure to state that the distribution procedures of the Combined Fund will be the same as those of the Fund.

∙Item 3(c): The Fund believes the Fund's principal risk factors and a comparison thereof with those of the Acquired Fund are not material to Fund shareholders' consideration of Proposal 1. As stated above, Fund shareholders have/will receive information about the Fund's principal risk factors as required under the federal securities laws, and there will be no material changes to the Fund's principal risk factors as a result of the Reorganization, as disclosed in the Proxy Statement.

∙Item 4(a)(5): The Fund believes a description of material differences between the rights of shareholders of the Acquired Fund and those of the Fund is not material to the Fund shareholders' consideration of Proposal 1 because the rights of Fund shareholders will not change as a result of the Reorganization.

∙Item 5(b): The Fund believes certain information addressed by this Item, such as the Fund's investment objectives and policies, is not material to Fund shareholders' consideration of Proposal 1. As stated above, Fund shareholders have/will receive information about the Fund as required under the federal securities laws, and there will be no material changes to the investment objectives, strategies and risks, portfolio managers or fundamental investment policies of the Fund as a result of the Reorganization, as disclosed in the Proxy Statement. Nonetheless, because the Fund did not provide certain of this information in the Proxy Statement (e.g., a description of the Fund and information about Fund management), it has revised the disclosure to include such information.

∙Item 6(a)(2): The Fund believes certain information addressed by this Item, such as the Acquired Fund's investment objectives and policies, is not material to Fund shareholders' consideration of Proposal 1 because the investment objectives and principal investment strategies of the Combined Fund will be the same as those of the Fund, as disclosed in the Proxy Statement.

∙Item 7(c): The Fund has revised the Proxy Statement to provide information regarding control persons and principal holders of securities of the Acquired Fund and estimated pro forma percentage of ownership of the Combined Fund.

∙Item 12(b): The Fund believes certain information addressed by this Item, such as the Fund's investment objectives and policies, is not material to Fund shareholders' consideration of Proposal 1. As stated above, Fund shareholders have/will receive information about the Fund as required under the federal securities laws, and there will be no material changes to the investment objectives and strategies of the Fund as a result of the Reorganization and that the Combined Fund will be managed by Angel Oak, as disclosed in the Proxy Statement. Nonetheless, the Fund has provided certain of this information in the Proxy Statement (e.g., information about Fund management, control persons and principal holders of securities).

∙Item 14: The Fund has revised the Proxy Statement to include pro forma financial statements.

∙Items 15-17: The Fund believes these Items are inapplicable because they pertain to registration statements not proxy statements and are not material to Fund shareholders' consideration of Proposal 1.

2.Comment: Please note that preliminary proxy statements and forms of proxy filed should be marked as "preliminary." See Rule 14a-6 under the Securities Exchange Act of 1934.

Response: The Fund will implement this comment in connection with future preliminary proxy statement filings.

QUESTIONS & ANSWERS

3.Comment: Please disclose the net asset value of the shares of the Fund before the announcement of the Reorganization.

Response: The Fund has updated the disclosure to provide the net asset value per common share of the Fund as of a recent date.

4.Comment: The disclosure states, "It is anticipated that the vast majority of the securities held by the Acquired Fund will be sold by the Acquired Fund shortly before the closing of the Reorganization." Please supplementally provide the percentage of securities held by the Acquired Fund that will be sold.

Response: Approximately 90% of the securities held by the Acquired Fund will be sold by the Acquired Fund shortly before the closing of the Reorganization.

Proxy Statement – PROPOSAL 1

5.Comment: In the section entitled "Background and Reasons for Proposal 1," please clarify the disclosure in the bullet "Potential Alternatives to the Reorganization."

Response: The Fund has revised the disclosure to read:

Potential Alternative to the Reorganization. The Board took into account that the Fund conducting additional offerings of Fund shares was a potential alternative to the Reorganization. The Board noted Angel Oak's belief that the Reorganization would be a more efficient way to increase assets in the Fund from a cost and time perspective than the Fund conducting additional offerings of Fund shares.

6.Comment: In the section entitled "Background and Reasons for Proposal 1," please disclose, using publicly available information, the names of the principal shareholders of the Acquired Fund in the bullet "Potential for Improved Secondary Market Trading."

Response: The Fund has revised the disclosure to read (new language underlined):

Potential for Improved Secondary Market Trading. The Board noted that, while it is not possible to predict future trading levels of the Fund's shares after the proposed Reorganization, Angel Oak had stated that the increase in assets may provide greater secondary market liquidity for the Fund's shares, which may result in tighter bid-ask spreads and better trade execution for the Fund's shares when purchasing or selling the Fund's shares after the Reorganization. In addition, the Board took into account that Angel Oak had stated that, if research analysts cover the Fund due to the increase in the net assets of the Fund after the Reorganization, there is the potential for further improved secondary market trading. The Board also considered the shareholder concentration in the Acquired Fund, including information relating to a controlling interest in the Acquired Fund beneficially owned directly or indirectly by Daniel Asher as set forth in regulatory filings made pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and whether any shareholders will have significant holdings in the Fund after the Reorganization and any effect those shareholders may have on the secondary market trading of the Fund. The Board noted that certain Acquired Fund shareholders are expected to have agreements with Angel Oak pursuant to which, after the Reorganization, such shareholders may not sell their shares of the Fund for a certain amount of time.

7.Comment: In the section entitled "Background and Reasons for Proposal 1," please clarify the disclosure in the bullet "Arrangements between Angel Oak and Vivaldi." Please supplementally provide an analysis with respect to Section 15(f) of the 1940 Act as to the payments to be made by Angel Oak to Vivaldi in connection with the Reorganization.

Response: The Fund has revised the disclosure to read:

Arrangements between Angel Oak and Vivaldi. The Board took into account the terms of the agreement between Angel Oak and Vivaldi pursuant to which, Angel Oak would purchase and acquire from Vivaldi (i) certain files, documents, data, operating systems, business books and records of Vivaldi and its subsidiaries to the extent relating to the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund; (ii) all advertising, sales, marketing and promotional materials and literature used by Vivaldi and its subsidiaries in connection with the offering and sale of the Acquired Fund; and (iii) all goodwill associated with the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund.

The Fund notes that Vivaldi is not relying on the safe harbor provided by Section 15(f) of the 1940 Act and Vivaldi believes that Section 15(f) does not apply to Proposal 1. Further, even if it was applicable, Section 15(f) is a safe harbor provision which does not necessarily need to be complied with, even in circumstances where applicable.

Section 15(f) relates to any amount or benefit received by an investment adviser in connection with a sale of securities or other interest in such investment adviser resulting in an assignment of an investment advisory contract. Section 15(f) is inapplicable to Proposal 1 because no sale of securities or other interest in Vivaldi that would result in an "assignment," as defined under Section 2(a)(4) of the 1940 Act, of an investment advisory contract has occurred or is proposed to occur as it relates to Proposal 1 (or Proposal 2). As set forth in the updated disclosure above, the agreement between Angel Oak and Vivaldi only pertains to (i) certain files, documents, data, operating systems, business books and records of Vivaldi and its subsidiaries to the extent relating to the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund; (ii) all advertising, sales, marketing and promotional materials and literature used by Vivaldi and its subsidiaries in connection with the offering and sale of the Acquired Fund; and (iii) all goodwill associated with the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund.

8.Comment: In the introduction to the Fees and Expenses Table, please disclose the date as of which the information is provided for the Fund.

Response: The Fund has revised the disclosure to include the date as of which the information is provided for the Fund.

9.Comment: Please confirm any offering costs associated with preferred shares are reflected in the Fees and Expenses Table.

Response: The Fund has revised the Fees and Expenses Table to reflect any offering costs associated with preferred shares.

10.Comment: Please remove footnote 3 to the Fees and Expenses Table.

Response: The Fund has removed footnote 3 to the Fees and Expenses Table.

11.Comment: Please update the disclosure in the section entitled "Leverage" to remove reference to "capitalization."

Response: The Fund has revised the disclosure accordingly.

Proxy Statement – VOTING INFORMATION AND REQUIREMENTS

12.Comment: In the section entitled "Broker Non-Votes and Abstentions," please disclose how abstentions will affect Proposal 2.

Response: The Fund has added the following disclosure:

Abstentions will not be considered as votes cast and, accordingly, will have no effect on the outcome of Proposal 2.

Proxy Card

13.Comment: Please disclose the name of the Acquired Fund in Proposal 1.

Response: The Fund has revised Proposal 1 throughout to read:

To approve the issuance of additional common shares of beneficial interest of the Fund in connection with the reorganization of Vivaldi Opportunities Fund, another closed-end fund, with and into the Fund

* * *

Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen